UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Gatsby Digital, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-4378568
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Gatsby Digital, Inc., 28 Liberty St,  New York, New York  10005

 (Full mailing address of principal executive offices)

(203) 842-9729

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Gatsby Digital, Inc. (“we”, “Gatsby”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 29, 2021. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Operating Results

The Company has generated $14,029 in transaction-based revenue with a total of $14,153 in revenues for the six-month period ended June 30, 2021, compared with no revenues generated for the six-months ending June 30, 2020.

Total operating expenses increased to $2,018,787 for the six-month period ended June 30, 2021 from $925,018 for the six-month period ended June 30, 2020, an increase of 118%. Total operating expenses includes brokerage and transaction, general administrative, sales and marketing, and research and development expenses.

We incurred $61,548 in brokerage and transaction expenses as of June 30, 2021 whereas previously we did not have such expenses. This is due to the operation of the Gatsby Platform and includes fees paid to centralized clearinghouses, regulatory fees and market data expenses. General and administrative expenses increased to $1,399,812 from $620,432 for the six-month periods ended June 30, 2021 and 2020, respectively, an increase of 125%. General and administrative expenses increased primarily as a result of professional costs associated with a capital raise undertaken pursuant to Regulation A

We increased sales and marketing expenses to $297,802 for the six-month period ended June 30, 2021 from $113,456 for the six-month period ended June 30, 2019. This increase came from additional online advertising of our Gatsby Platform to expand our user base.

Research and development expenses increased to $260,345 for the six-month period ended June 30, 2021 from $191,210 for the six-month period ended June 30, 2020, an increase of 36%. The increase is related to software development expenses spent on enhancing the Gatsby Platform.

The Company also recorded a decrease of $66,868 in other expenses as interest expense decreased to $5,986 for the six-month period ended June 30, 2021 from $72,854 for the six-month period ended June 30, 2020. Interest expense is comprised of interest on the Company’s convertible notes and certain other loans.

As a result of the foregoing, the Company increased its net loss for the six-month period ended June 30, 2021 to $2,010,811, compared to $996,262 for the six-month period ended June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2021, the Company’s cash and cash equivalents on hand was $8,418, 879 compared with $1,075,154 as at December 31, 2020. The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents. The increase in cash was primarily due to the sale of Preferred Stock in our Regulation A Offering as well as the issuance of additional convertible notes, with the Company having received $7,074,585 and $1,050,000 in those offerings, respectively.

The Company is generating limited revenues from operations and requires the continued infusion of new capital to continue business operations. Our total Stockholders’ Equity as of June 30, 2021 was $7,581,783 compared with $2,751,711 at December 31, 2020, with an accumulated deficit of $5,219,941 at June 30, 2021 compared with an accumulated deficit of $3,209,130 at December 31, 2020.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2020	2019
Net cash (used in) provided by:
Operating activities	$(759,909)	$(842,742)
Investing activities	$-	$-
Financing activities	$8,103,634	$762,397

Operating Activities

Net cash used in operating activities decreased to $759,909 from $497,432 for the six-month periods ended June 30, 2021 and 2020, respectively. The decrease in net cash used in operating activities was primarily due to an escrow receivable of $1,540,372.

Financing Activities

Cash provided by financing activities increased to $8,103,634 from $762,397 for the six-month periods ended June 30, 2021 and 2020, respectively. The increase in cash provided by financing activities was primarily due to the issuance of Preferred Stock issued under Regulation A Offering and the issuance of convertible notes.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

The options industry and particularly retail options have been increasing in volume consistently for the last decade. This growth is anticipated to continue for the foreseeable future as markets become increasingly volatile. We believe there is a huge trend towards young investors joining commission-free options trading apps (such as Robinhood). In the first quarter of 2020, Robinhood users traded 9 times as many shares as E-Trade customers and 40 times as many shares as Charles Schwab customers, per dollar in the average customer account. They also bought and sold 88 times as many risky options contracts as Schwab customers, relative to the average account size, according to an analysis of new filings from nine brokerage firms by the research firm Alphacution for The New York Times, published in a July 2020 article by the New York Times titled “Robinhood Has Lured Young Traders, Sometimes With Devastating Results”. The Company is hoping to capitalize on this growing trend, and attract these young investors to its platform.

Further, the COVID-19 pandemic has in some ways been beneficial for the Company. The market volatility created by the pandemic has driven options trading volume. The Company experienced 20% month over month growth in options trading volume on the Gatsby Platform in March, April, and May of 2020. Elections and political uncertainty also tend to cause market volatility, which traditionally is beneficial for the options markets – and we expect that we will continue to see options trading volume increase on our platform as divisive political rhetoric continues to be used.

We believe we are in position to take advantage of these market trends. From January 1 to June 30, 2021, Gatsby saw an increase in its registered users from roughly 15,000 to roughly 23,000, with corresponding trading activity increasing from 2.85 trades per active user to over 4 trades per active user. Further, as a result of our Regulation A Offering, we have roughly 2300 new stockholders with a vested interest in the success of the Company, and we believe those investors will help increase engagement with new Gatsby users.

We have also completed necessary steps to engage our affiliated broker-dealer, Gatsby Securities, LLC to effect trades following the Company funding a clearing deposit , which has begun generating limited revenues.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

GATSBY DIGITAL, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

AND FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

GATSBY DIGITAL, INC.

GATSBY DIGITAL, INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2021 AND DECEMBER 31, 2020

(UNAUDITED)

	June 30, 2021	December 31, 2020
Assets:
Current assets
Cash and cash equivalents	$8,418,879	$1,075,154
Receivables from brokers, dealers, and clearing organizations	5,069	-
Deposits with clearing organizations	250,069	-
Escrow receivable	-	1,540,372
Prepaid expenses and other current assets	27,709	16,185
Total current assets	8,701,726	2,631,711

Other assets	120,000	120,000
Total assets	$8,821,726	$2,751,711

Liabilities and Stockholders' Equity:
Current liabilities
Accounts payable	$27,099	$122,826
Accrued liabilities	162,844	94,594
Notes payable, current	-	21,107
Convertible debt, current	1,050,000	-
Total current liabilities	1,239,943	238,527

Commitments and contingencies (Note 4)	-	-

Stockholders' equity:
Series Seed Preferred Stock, $0.00001 par value; 12,800,000 shares authorized, 11,651,963 issued and outstanding as of June 30, 2021 and December 31, 2020, liquidation preference of 5,359,903	117	117
Series A Preferred Stock, $0.00001 par value; 10,869,565 shares authorized, 10,869,495 and 2,721,157 issued and outstanding as of June 30, 2021 and December 31, 2020, liquidation preference of 9,999,935 and 2,503,464, respectively	108	27
Common stock, $0.00001 par value; 39,579,565 shares authorized, 11,544,777 and 11,466,966 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	115	114
Additional paid-in capital	12,901,384	5,722,056
Subscription receivable	(100,000)	-
Accumulated deficit	(5,219,941)	(3,209,130)
Total stockholders' equity	7,581,783	2,513,184
Total liabilities and stockholders' equity	$8,821,726	$2,751,711

The accompanying notes are an integral part of these consolidated financial statements.

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(UNAUDITED)

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
Revenues:
Transaction-based revenues	$14,029	$-
Net interest revenues	124	-
Total net revenues	14,153	-

Operating expenses:
Brokerage and transaction	61,548	-
General and administrative	1,399,812	620,432
Sales and marketing	297,082	113,456
Research and development	260,345	191,210
Total operating expenses	2,018,787	925,098

Loss from operations	(2,004,634)	(925,098)

Other income (expense):
Interest expense	(5,986)	(72,854)
Other income (expense)	109	1,690
Total other income (expense)	(5,877)	(71,164)

Loss before provision for income taxes	(2,010,511)	(996,262)

Provision for income taxes	300	-

Net loss	$(2,010,811)	$(996,262)

Weighted average shares outstanding - basic and diluted	11,516,834	10,871,119
Weighted average net loss per share - basic and diluted	$(0.17)	$(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

										Total
								Additional		Stockholders'
	Series Seed Preferred Stock		Series A Preferred Stock		Common Stock		Subscription	Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	(Deficit)
Balance, December 31, 2019	-	$-	-	$-	10,745,748	$107	$-	$23,419	$(1,234,812)	$(1,211,286)

Preferred shares issued for the conversion of convertible notes and SAFEs	9,681,571	97	-	-	-	-	-	2,452,005	-	2,452,102
Preferred shares issued for cash	1,456,536	14	-	-	-	-	-	669,993	-	670,007
Preferred shares issued for services	79,072	1	-	-	-	-	-	(1)	-	-
Preferred share issued for prepaid fees	217,392	2	-	-	-	-	-	99,998	-	100,000
Shares issued for exercise of stock options	-	-	-	-	607,250	6	-	1,209	-	1,215
Shares issued for cash	-	-	-	-	18,616	-	-	967	-	967
Stock-based compensation	-	-	-	-	-	-	-	53	-	53
Offering costs	-	-	-	-	-	-	-	(16,002)	-	(16,002)
Net loss	-	-	-	-	-	-	-	-	(996,262)	(996,262)
Balance, June 30, 2020 (unaudited)	11,434,571	$114	-	$-	11,371,614	$113	$-	$3,231,641	$(2,231,074)	$1,000,794

								Additional		Total
	Series Seed Preferred Stock		Series A Preferred Stock		Common Stock		Subscription	Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance, December 31, 2020	11,651,963	$117	2,721,157	$27	11,466,966	$114	$-	$5,722,056	$(3,209,130)	$2,513,184

Preferred stock issued for cash, net of offering costs	-	-	8,148,338	81	-	-	(100,000)	7,174,504	-	7,074,585
Common stock issued for exercise of stock options	-	-		-	77,811	1	-	155	-	156
Stock-based compensation	-	-		-	-	-	-	4,669	-	4,669
Net loss	-	-	-	-	-	-	-	-	(2,010,811)	(2,010,811)
Balance, June 30, 2021 (unaudited)	11,651,963	$117	10,869,495	$108	11,544,777	$115	$(100,000)	$12,901,384	$(5,219,941)	$7,581,783

The accompanying notes are an integral part of these consolidated financial statements.

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

	For the Six Months	For the Six Months
	Ended June 30, 2021	Ended June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,010,811)	$(996,262)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of prepaid stock-based compensation	-	14,285
Accretion of debt discount	-	47,583
Stock-based compensation	4,669	53
Changes in operating assets and liabilities:
Receivables from brokers, dealers, and clearing organizations	(5,069)	-
Deposits with clearing organizations	(250,069)	-
Escrow receivable	1,540,372	-
Prepaid expenses and other current assets	(11,524)	24,907
Accounts payable	(95,727)	(2,924)
Accrued liabilities	68,250	69,616
Net cash used in operating activities	(759,909)	(842,742)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	-	106,210
Payment of notes payable	(21,107)	-
Proceeds from convertible debt	1,050,000	-
Proceeds from the sale of common stock	-	967
Proceeds from the sale of preferred stock	7,074,585	670,007
Proceeds from the exercise of stock options	156	1,215
Offering costs	-	(16,002)
Net cash provided by financing activities	8,103,634	762,397

Increase (decrease) in cash and cash equivalents	7,343,725	(80,345)
Cash and cash equivalents, beginning of period	1,075,154	1,050,838
Cash and cash equivalents, end of period	$8,418,879	$970,493

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$300	$-

Non cash investing and financing activities:
Preferred shares issued for the conversion of convertible notes and SAFEs	$-	$2,452,102
Preferred shares issued for prepaid services	$-	$100,000

The accompanying notes are an integral part of these Consolidated Financial Statements.

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Gatsby Digital, Inc., was formed on February 8, 2018 (“Inception”) in the State of Delaware.  The consolidated financial statements of Gatsby Digital, Inc., (which may be referred to as the "Company", "we," "us," or "our" or “Gatsby”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in New York, New York.

Gatsby has built a mobile application to facilitate zero-commission options trading for new and experienced options traders alike. Gatsby cuts through the jargon and makes options trading simple, social and free.

Gatsby Securities, LLC (“GS”), the Company’s wholly-owned subsidiary, was formed on January 22, 2019, and is a FINRA-licensed broker-dealer approved to facilitate customer self-directed retail stocks and options trading. As a broker-dealer, the subsidiary is required to comply with extensive regulations under FINRA, the SEC, and other regulatory organizations. GS is also subject to the SEC Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of greater of $5,000 or 6 2/3% of aggregate indebtedness (12.5% of aggregate indebtedness during its initial year of operations). At June 30, 2021, GS had net capital, as defined, of approximately $442,000, which exceeded the required minimum net capital of $5,663 by approximately $436,000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP. The consolidated financial statements include the accounts of Gatsby Securities, LLC, a wholly-owned subsidy. All significant intercompany accounts and transactions are eliminated upon consolidation.

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2020. The results of operations for the six-months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger, more well-funded competitors, regulations governing securities trading, and the ability to maintain compliance within a heavily regulated industry. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, there has been no significant disruption to the Company’s operations. The Company is actively monitoring the situation and how it affects the markets in which the Company operates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB Accounting Standards Codification (“ASC”) 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event (see Note 3). At June 30, 2021, the convertible notes are recorded at their face value, which is equivalent to the proceeds received for issuance.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods and services, using the five-step method required by ASC 606 by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

Transaction-based revenues

We earn revenue primarily from transaction-based revenues that results from routing orders to specific market makers and receiving a rebate on a per-contract or per-share basis in the case of options and equities.

Net interest revenues

Net interest revenues consist of interest revenues less interest expenses, if any.

In addition, Gatsby earns a minority of its revenue from interest on cash deposits and from loaning securities via our clearing broker

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Brokerage and Transaction

Brokerage and transaction costs primarily consist of fees paid to centralized clearinghouses and regulatory fees and market data expenses.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily non-capitalizable costs associated with the Company’s application as well as costs incurred during the testing of the Company’s application. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $260,345 and $191,210 for the six months ended June 30, 2021 and 2020, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2021 and 2020, there were 1,991,755 options and 230,000 warrants and 539,304 options and 230,000 warrants excluded, respectively. The Company also has convertible debt outstanding, for which the ultimate number of shares for which these instruments will convert into is unknown.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In June 2016, the FASB issued authoritative guidance regarding Financial Instruments - Credit Losses and has subsequently modified several areas of the standard in order to provide additional clarity and improvements. The new standard requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity's estimate would consider relevant information about past events, current condition and reasonably and supportable forecasts, which all result in recognition of lifetime expected credit losses. The Company is evaluating the impact of adopting the new standard to its financial statement and does not expect a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – DEBT AND OTHER LIABILITIES

Convertible Debts

During 2021, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties  totaling $1,050,000. The convertible notes bear interest at 5% per annum, contain both optional and automatic conversion features, do not allow for prepayment without the consent of the majority of the holders, and mature in May 2023. An automatic conversion could be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $5,000,000. In such instance, the notes and interest thereon were convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) the price equal to the quotient of $50,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. The holders of the majority of notes in the series have the option to convert at the same terms as above if the Company sells Preferred Stock in a financing that is not a qualified financing or upon an event that qualifies as a Change of Control as defined within the note agreements. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of common stock equal to the quotient of $50,000,000 divided by the aggregate number of outstanding shares of the Company’s common stock on a fully diluted basis on the election date.

Stated interest expense related to these notes for the six months ended June 30, 2021 and 2020 was $5,986 and $0, respectively.

Notes Payable

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $106,210 with Radius Bank, a member of the Federal Deposit Insurance Corporation. The loan will mature two years from the date it was issued (April 24, 2020) and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. The Company subsequently applied for loan forgiveness and, on November 16, 2020, was approved for partial forgiveness in the amount of $86,573, leaving the Company with a balance of $19,637 to be paid to the financial institution according to the terms of the original note. This has been repaid in full.

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contractual Obligations

In 2019, the Company entered into an agreement with a third-party Broker/Dealer to act as the Broker/Dealer for the purchase and sale of various securities as specified by the agreement. The agreement has an indefinite life, but can be terminated with 90-day notice. The agreement calls for monthly payments for the greater of $15,000 or the aggregate transaction costs based on the terms specified in the agreement. The agreement also called for a $120,000 deposit which is refundable 30 days after the termination of the agreement, which is included in Other Assets within the accompanying consolidated balance sheet.

Lease

In July 2019, the Company entered into a one-year lease for office space for monthly rent of $2,470. Upon expiration in 2020, the Company renewed the one-year lease with the same terms. Rent expense for the six months ended June 30, 2021 and 2020 was $14,886 and $16,701, respectively.

NOTE 5 – STOCKHOLDERS’ EQUITY

Capital Stock

The Company is authorized to issue 39,579,565 shares of common stock, $0.00001 par value, and 23,669,565 shares of Preferred Stock, $0.00001 par value. 12,800,000 shares of the Preferred Stock authorized is designated as Series Seed Preferred Stock and 10,869,565 shares of the Preferred Stock authorized is designated as Series A Preferred Stock.

The Preferred Stock maintains liquidation preferences at the Series Seed or Series A original issue price, prior to common stock. The Preferred Stock is convertible into common stock either at the discretion of the investor or automatically upon the occurrence of certain events, including the closing of the sale the common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the vote of the majority of the holders of the Preferred Stock to effect such conversion. The total number of shares of common stock into which the Preferred Stock may be converted will be determined by dividing the original issue price per share of the Preferred Stock by the conversion price per share of the Preferred Stock. Both the original issue price and the conversion price are initially and currently set at $0.46 per share for the Series Seed Preferred Shares and $0.92 per share for the Series A Preferred Stock. Each holder of Preferred Stock will be entitled to one vote for each share of common stock into which such share of Preferred Stock could be converted.

Shares Issued for Cash

Starting in November 2020, the Company commenced a Regulation A offering for the sale of Series A Preferred Stock. During the six months ended June 30, 2021, the Company has raised approximately $7,496,000 in gross proceeds through the sale of 8,148,338 shares of Series A Preferred Stock, of which $100,000 had yet to be received as of June 30, 2021 and is recorded as a subscription receivable in the accompanying consolidated balance sheet. Approximately $322,000 in fees related to the offering were withheld from the proceeds, which were recorded to additional paid-in capital as a cost of the offering.

Stock Options

In 2019, the Board of Directors adopted the Gatsby Digital, Inc. 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of equity awards to eligible award recipients, including stock options, restricted stock, stock appreciation rights, and restricted stock units to purchase shares of common stock. In April 2021, the Company’s Board of Directors and shareholders approved an increase in the number of authorized shares available under the 2019 Plan to 3,925,800. The 2019 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

During the six months ended June 30, 2021, the board of directors approved the grant of 612,398 stock options to various contractors and employees. These option grants had an exercise price $0.06, expire in ten years, and had vesting periods ranging from immediate vesting to four years. The total grant date fair value of options granted during the six months ended June 30, 2021 was $14,085.

During the six months ended June 30, 2021, 77,811 options were exercised at the exercise price of $0.002 per share, for total proceeds received of $156.

Stock-based compensation expense for stock options for the six months ended June 30, 2021 and 2020 and was $4,669 and $53, respectively. As of June 30, 2021, the total estimated remaining stock-based compensation expense for unvested stock options is approximately $27,000 which is expected to be recognized over a weighted average period of three years.

Warrants

As of June 30, 2021 and December 31, 2020, the Company has 230,000 warrants outstanding to a service provider. The exercise price is $0.01, and the warrant is exercisable through the latter of six months following the termination of the agreement or five years.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 24, 2021, the issuance date of these consolidated financial statements, and noted no additional events for disclosure.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-1192) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex2-1.htm)
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-1192) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex2-2.htm)
3.1	Investors’ Rights Agreement (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920118520/tm2025984d7_ex3-1.htm).
3.2	Form of Warrant to Purchase Common Stock of Gatsby Digital, Inc. (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex3-2.htm)
3.3	Form of Convertible Note
4.1	Form of Subscription Agreement for Closed Regulation A Offering (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1815414/000110465920118520/tm2025984d7_ex4-1.htm)
6.1	Broker Agreement between the Company and View Trade Securities, Inc. (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex6.htm).
6.3	Digital License and Support Agreement between Gatsby Digital, Inc. and Gatsby Securities, LLC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gatsby Digital, Inc.

/s/ Ryan Belanger-Saleh
Co-Chief Executive Officer Date: September 24, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Ryan Belanger-Saleh,
Co-Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

Date: September 24, 2021

/s/ Jeff Myers
Co-Chief Executive Officer

Date: September 24, 2021

/s/ Davis Gaynes
Chief Operating Officerr

Date: September 24, 2021